Condensed Consolidated Interim Financial Statements
June 30, 2017
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2017	2016	2017	2016

Revenues	3	99,994	55,090	204,383	113,273
Cost of sales
Production costs	4	(53,534)	(58,254)	(104,496)	(116,741)
Depletion and amortization	4	(11,799)	(14,138)	(21,376)	(27,648)
Earnings (loss) from mining operations		34,661	(17,302)	78,511	(31,116)

General and administrative		(2,590)	(3,030)	(7,760)	(6,851)
Share-based compensation	15b	(152)	(385)	(3,442)	(1,993)
Exploration and evaluation		(484)	(590)	(959)	(1,249)
Loss on derivatives	5	(5,694)	(803)	(7,315)	(1,995)
Other income (expenses)	7	322	(1,722)	546	(4,659)
Income (loss) before financing costs and income taxes		26,063	(23,832)	59,581	(47,863)

Finance expenses	6,12	(21,319)	(7,180)	(29,353)	(14,015)
Finance income		470	252	801	508
Foreign exchange gains		5,773	1,432	8,464	21,227
Income (loss) before income taxes		10,987	(29,328)	39,493	(40,143)

Income tax (expense) recovery	8	(5,740)	9,944	(17,767)	19,244
Net income (loss)		5,247	(19,384)	21,726	(20,899)

Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available-for-sale financial assets	9	(1,164)	818	(434)	1,398
Foreign currency translation reserve		(2,865)	(574)	(3,912)	(7,861)
Total other comprehensive income (loss)		(4,029)	244	(4,346)	(6,463)

Total comprehensive income (loss)		1,218	(19,140)	17,380	(27,362)

Earnings (loss) per share
Basic		0.02	(0.09)	0.10	(0.09)
Diluted		0.02	(0.09)	0.10	(0.09)

Weighted average shares outstanding (thousands)
Basic		226,182	221,822	224,756	221,816
Diluted		228,931	221,822	227,542	221,816

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2017	2016	2017	2016

Operating activities
Net income (loss) for the period		5,247	(19,384)	21,726	(20,899)
Adjustments for:
Depletion and amortization		11,799	14,136	21,376	27,733
Income tax expense (recovery)	8	5,740	(9,944)	17,767	(19,244)
Share-based compensation expense	15b	170	406	3,529	2,047
Loss on derivatives	5	5,694	803	7,315	1,995
Finance expenses, net	6,12	20,849	6,928	28,552	13,507
Unrealized foreign exchange gains		(6,249)	(2,052)	(8,926)	(21,677)
Deferred revenue deposit	13	-	-	44,151	-
Amortization of deferred revenue	13	(411)	-	(730)	-
Deferred electricity payments (repayments)	14	(505)	3,645	(1,049)	4,799
Other operating activities		(580)	-	(552)	(32)
Net change in non-cash working capital	17	20,537	1,251	8,897	3,454
Cash provided by (used for) operating activities		62,291	(4,211)	142,056	(8,317)

Investing activities
Purchase of property, plant and equipment	11	(24,469)	(4,409)	(39,908)	(6,004)
Purchase of copper put options	5	(504)	-	(934)	(928)
Proceeds from copper put options		-	94	-	2,352
Other investing activities		160	52	287	412
Cash used for investing activities		(24,813)	(4,263)	(40,555)	(4,168)

Financing activities
Net proceeds from issuance of senior secured notes	12a	317,714	-	317,714	-
Repayment of senior notes	12b	(264,180)		(264,180)	-
Repayment of senior secured credit facility	12c	(92,463)	-	(92,463)	-
Settlement of copper call option	12c,14	(15,745)	-	(15,745)	-
Interest paid	6,12	(28,295)	(10,563)	(28,906)	(11,215)
Repayment of capital leases and equipment loans		(4,475)	(4,377)	(9,037)	(7,623)
Proceeds on exercise of options and warrants	15a	68	4	2,294	7
Proceeds from senior secured credit facility	12c	-	47,161	-	93,605
Financing costs for senior secured credit facility	12c	-	(1,177)	-	(4,346)
Repayment of Curis secured loan	12c	-	-	-	(43,767)
Cash provided by (used for) financing activities		(87,376)	31,048	(90,323)	26,661
Effect of exchange rate changes on cash and equivalents		(2,351)	764	(3,163)	(950)
Increase (decrease) in cash and equivalents		(52,249)	23,338	8,015	13,226
Cash and equivalents, beginning of period		149,294	58,409	89,030	68,521
Cash and equivalents, end of period		97,045	81,747	97,045	81,747

Supplementary cash flow disclosures (Note 17)

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		June 30,	December 31,
	Note	2017	2016

ASSETS
Current assets
Cash and equivalents		97,045	89,030
Accounts receivable		11,936	12,905
Other financial assets	9	1,298	1,574
Inventories	10	55,425	60,550
Prepaids		2,251	1,268
		167,955	165,327

Property, plant and equipment	11	763,687	730,208
Other financial assets	9	48,575	48,368
Goodwill		5,351	5,536
		985,568	949,439

LIABILITIES
Current liabilities
Accounts payable and other liabilities		40,294	33,416
Current income tax payable		569	889
Current portion of long-term debt	12	12,300	16,157
Current portion of deferred revenue	13	1,785	–
Interest payable on senior notes		1,183	4,336
		56,131	54,798

Long-term debt	12	322,941	373,133
Provision for environmental rehabilitation ("PER")	11	113,126	98,454
Deferred and other tax liabilities		78,592	62,202
Deferred revenue	13	39,759	-
Other financial liabilities	14	13,076	21,913
		623,625	610,500

EQUITY
Share capital	15	421,201	417,975
Contributed surplus		48,145	45,747
Accumulated other comprehensive income ("AOCI")		8,011	12,357
Deficit		(115,414)	(137,140)
		361,943	338,939
		985,568	949,439

Commitments and contingencies	13,16
Subsequent event	20

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2016	417,944	42,558	15,582	(105,744)	370,340
Issuance of warrants	-	830	-	-	830
Share-based compensation	-	1,464	-	-	1,464
Exercise of options	10	(2)			8
Total comprehensive loss for the period	-	-	(6,463)	(20,899)	(27,362)
Balance at June 30, 2016	417,954	44,850	9,119	(126,643)	345,280

Balance at January 1, 2017	417,975	45,747	12,357	(137,140)	338,939
Issuance of warrants	-	1,876	-	-	1,876
Share-based compensation	-	1,877	-	-	1,877
Exercise of options and warrants	3,226	(932)	-	-	2,294
Settlement of performance share units	-	(423)	-	-	(423)
Total comprehensive income (loss) for the period	-	-	(4,346)	21,726	17,380
Balance at June 30, 2017	421,201	48,145	8,011	(115,414)	361,943

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1. REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three and six month periods ended June 30, 2017 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the state of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as to the accounting policy for deferred revenue as disclosed in Note 13. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on August 1, 2017.

(b) Use of judgments and estimates

In preparing these interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at the year ended December 31, 2016, except for new judgments in the determination of the amounts received and paid in the silver purchase and sale agreement presented as deferred revenue (Note 13).

(c) New accounting standards

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at June 30, 2017:

  IFRS 9, Financial Instruments as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company will evaluate the impact of the change to the financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

  On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The Company has not yet determined the impact of this standard on its consolidated financial statements.

  In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 is effective from January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. The Company has not yet determined the impact of this standard on its consolidated financial statements.

3. REVENUE

	Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016
Copper contained in concentrate	103,232	59,929	209,503	123,510
Molybdenum concentrate	5,850	-	13,255	-
Silver	493	926	1,260	1,842
Total gross revenue	109,575	60,855	224,018	125,352
Less: Treatment and refining costs	(9,581)	(5,765)	(19,635)	(12,079)
Revenue	99,994	55,090	204,383	113,273

4. COST OF SALES

	Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016
Site operating costs	43,044	52,409	90,194	106,216
Transportation costs	5,492	4,012	10,709	7,605
Changes in inventories of finished goods and ore stockpiles	4,998	1,833	3,593	2,920
Production costs	53,534	58,254	104,496	116,741
Depletion and amortization	11,799	14,138	21,376	27,648
Cost of sales	65,333	72,392	125,872	144,389

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

5. DERIVATIVE INSTRUMENTS

During the three month period ended June 30, 2017, the Company purchased copper put option contracts for 15 million pounds of copper for the third quarter of 2017. The total cost of these contracts was $504. The outstanding options at June 30, 2017 are summarized in the following table:

	Notional amount	Strike price	Term to maturity	Fair value asset
Copper put option contracts	15 million lbs	US$2.40 per lb	Q3 2017	79

The following table outlines the gains and losses associated with derivative instruments:

	Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016
Realized loss on copper put options	430	513	585	1,004
Unrealized loss (gain) on copper put options	373	(163)	425	-
Change in fair value of copper call option (Note 12c)	4,891	453	6,305	991
	5,694	803	7,315	1,995

In June 2017, the Company settled the copper call option obligation with a payment of $15,745 to the senior secured credit facility lender (see Note 12c).

6. FINANCE EXPENSES

	Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016
Interest expense	7,628	6,601	15,114	12,781
Accretion on PER	589	579	1,137	1,234
Loss on settlement of long-term debt	13,102	-	13,102	-
	21,319	7,180	29,353	14,015

As part of a refinancing completed in June 2017, the Company redeemed its $US200 million senior notes and repaid its senior secured credit facility (see Note 12). The settlement of long-term debt resulted in a loss of $13,102, which includes a write-off of deferred financing costs relating to the settled debt of $9,203 and additional interest costs of $3,899 which were paid in lieu of notice to the noteholders and senior secured lender.

7. OTHER EXPENSES (INCOME)

	Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016
Management fee income	(291)	(220)	(584)	(454)
Other operating income	(31)	(36)	(44)	(263)
Loss (gain) on sale of property, plant and equipment	-	-	82	(32)
Special shareholder meeting costs	-	1,978	-	4,792
Other financing costs	-	-	-	616
	(322)	1,722	(546)	4,659

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

8. INCOME TAX

	Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016
Current expense	328	-	976	-
Deferred expense (recovery)	5,412	(9,944)	16,791	(19,244)
	5,740	(9,944)	17,767	(19,244)

9. OTHER FINANCIAL ASSETS

	June 30,	December 31,
	2017	2016
Current:
Marketable securities	1,219	1,419
Copper put option contracts (Note 5)	79	155
	1,298	1,574
Long-term:
Subscription receipts	10,333	10,333
Reclamation deposits	30,742	30,535
Cash	7,500	7,500
	48,575	48,368

10. INVENTORIES

	June 30,	December 31,
	2017	2016
Ore stockpiles	23,036	28,186
Copper concentrate	5,928	5,741
Molybdenum concentrate	175	106
Materials and supplies	26,286	26,517
	55,425	60,550

11. PROPERTY, PLANT & EQUIPMENT

During the three month period ended June 30, 2017, the Company capitalized stripping costs of $19,686, including $1,590 of depreciation on mining assets, and incurred other capital expenditures for Gibraltar of $3,083. In addition, the Company capitalized development costs of $3,704 for the Florence Copper and $393 for the Aley Niobium projects. The Company also capitalized interest of $1,218 during the three month period ended June 30, 2017, related to the Florence Copper Project.

During the six month period ended June 30, 2017, the Company capitalized stripping costs of $31,313, including $2,615 of depreciation on mining assets, and incurred other capital expenditures for Gibraltar of $4,769. In addition, the Company capitalized development costs of $6,696 for the Florence Copper and $714 for the Aley Niobium projects. The Company also capitalized interest of $2,602 during the six month period ended June 30, 2017, related to the Florence Copper Project.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The rehabilitation cost asset increased by $13,790 for the six month period ended June 30, 2017, as a result of changes in estimates during the period including an increase in estimated costs and market driven discount rate changes.

12. DEBT

	June 30, 2017		December 31, 2016

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	8,044	8,000	8,059	8,150
Secured equipment loans	4,256	4,318	8,098	8,073
	12,300	12,318	16,157	16,223
Long-term:
Senior secured notes (Note 12a)	311,995	324,425	-	-
Capital leases	8,606	8,559	11,917	12,051
Secured equipment loans	2,340	2,482	3,298	3,303
Senior notes (Note 12b)	-	-	266,435	223,026
Senior secured credit facility (Note 12c)	-	-	91,483	91,933
	322,941	335,466	373,133	330,313

(a) Senior secured notes

In June 2017, the Company completed an offering of US$250,000 aggregate principal amount of senior secured notes (“the Notes”). The Notes mature on June 15, 2022 and bear interest at an annual rate of 8.750%, payable semi-annually on June 15 and December 15, commencing on December 15, 2017. The Notes were issued at 99% of par value and the Company incurred other transaction costs of $9,209 resulting in net proceeds from the offering of $317,714 (US$240,552). The net proceeds were used, along with cash on hand, to redeem the senior notes (Note 12b) and to repay the senior secured credit facility and to settle the related copper call option (Note 12c),

The Notes are secured by liens on the shares of Taseko’s wholly-owned subsidiary, Gibraltar Mines Ltd., and the subsidiary’s rights under the joint venture agreement relating to the Gibraltar mine. The Notes are guaranteed by each of Taseko’s existing and future restricted subsidiaries, other than certain immaterial subsidiaries. The Company is able to incur limited amounts of additional secured and unsecured debt under certain conditions as defined in the Note indenture. The Company is also subject to certain restrictions on asset sales, issuance of preferred stock, dividends and other restricted payments. However, there are no maintenance covenants with respect to the Company's financial performance.

The Company may redeem some or all of the Notes at any time on or after June 15, 2019, at redemption prices ranging from 104.375% to 100%, plus accrued and unpaid interest to the date of redemption. Prior to June 15, 2019, all or part of the notes may be redeemed at 100%, plus a make-whole premium, plus accrued and unpaid interest to the date of redemption. In addition, until June 15, 2019, the Company may redeem up to 35% of the aggregate principal amount of the notes, in an amount not greater than the net proceeds of certain equity offerings, at a redemption price of 108.750%, plus accrued and unpaid interest to the date of redemption. On a change of control, the Notes are redeemable at the option of the holder at a price of 101%.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(b) Senior notes

In April 2011, the Company completed a public offering of US$200,000 in senior unsecured notes. On June 14, 2017, the senior unsecured notes were redeemed at 100% of par value plus accrued interest to the redemption date for a total cost of $269,185 (US$203.8 million).

The unsecured notes were scheduled to mature on April 15, 2019 and were bearing interest at a fixed annual rate of 7.75%, payable semi-annually. The notes were unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees were, in turn, guaranteed by the Company. The notes were redeemable by the Company at par value after April 2017.

(c) Senior secured credit facility

On January 29, 2016, the Company entered into a US$70 million senior secured credit facility (the “Facility”) with EXP T1 Ltd., an affiliate of Red Kite. Amounts drawn under the Facility accrue interest on a monthly basis at a rate of three-month LIBOR plus 7.5% per annum, subject to a minimum LIBOR of 1% per annum. The loan principal and all accrued interest was payable upon maturity of the Facility on March 29, 2019. The Facility was repayable at any time without penalty and did not impose any off-take obligations on the Company.

The Facility was secured by a first priority charge over substantially all assets of the Company, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper project assets. The availability of the Facility was subject to conditions and covenants, including maintenance of a minimum working capital balance (as defined in the Facility) of US$20 million.

The first tranche of the Facility was drawn on January 29, 2016 and the proceeds of $46,444 (US$33.2 million) were used to repay an existing secured loan and to pay the arrangement fee and other transaction costs. The remainder of the Facility in the amount of $47,161 (US$36.8 million) was drawn during the second quarter of 2016. On June 14, 2017, the Facility plus all accrued interest was fully repaid for $104,901 (US$79.4 million).

Upon entering into the Facility in January 2016, the Company issued a call option to the lender for 7,500 tonnes of copper with a strike price of US$2.04/lb. The call option was to mature in March 2019 with an amount then payable to the lender based on the average copper price during the month of March 2019, subject to a maximum amount of US$15 million. On June 14, 2017 the Company settled the copper call option obligation with a payment to the lender of $15,745 (US$11.9 million), based on the cancellation pay-out amount defined in the Facility agreement.

Upon entering in the Facility, the Company also issued share purchase warrants to acquire 4 million common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51 per share. These warrants were exercised by the lender during the three month period ended March 31, 2017 (Note 15a).

The Company had incurred total deferred debt financing costs of $11,257, which included the initial fair value of the copper call option, warrants and other transaction costs. These costs were initially deferred and were being amortized over the life of the loan using the effective interest rate method. The remaining deferred costs were expensed on repayment in June, 2017 (Note 6).

13. DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for all of its 75% share of Gibraltar payable silver production until 5.9 million ounces of silver have been delivered to Osisko. After that threshold has been met, 35% of Taseko's share of all future payable silver production from Gibraltar will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully reduced through silver deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

In connection with the silver stream transaction, the Company issued share purchase warrants to Osisko to acquire 3 million common shares of the Company at any time until April 1, 2020 at an exercise price of $2.74 per share. The fair value of the warrants was estimated to be $1,876 at the date of grant and was measured based on the Black-Scholes valuation model. The fair value was determined using the expected life of 3 years, expected volatility of the Company’s common share price of 61%, an expected dividend yield of 0%, and a risk-free interest rate of 0.9% .

The following table summarizes changes in deferred revenue:
Upfront cash deposit	44,151
Issuance of warrants	(1,876)
Amortization of deferred revenue	(731)
Balance, June 30, 2017	41,544

Deferred revenue is reflected in the condensed consolidated interim balance sheets as follows:

June 30, 2017
Current	1,785
Non-current	39,759
41,544

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

14. OTHER FINANCIAL LIABILITIES

	June 30,	December 31,
	2017	2016
Long-term:
Amounts payable to BC Hydro	9,889	10,938
Deferred share units (Note 15b)	3,187	1,535
Derivative liability – copper call option (Note 12c)	-	9,440
	13,076	21,913

In June 2017 the Company settled the copper call option obligation with a payment of $15,745 to the senior secured credit facility lender (see Note 12c)

As at June 30, 2017, the Company has deferred electricity payments of $9,889 under BC Hydro’s five-year power rate deferral program for BC mines. Under the program, effective March 1, 2016, the Gibraltar Mine is able to defer up to 75% of electricity costs. The amount of deferral is based on a formula that incorporates the average copper price in Canadian dollars during the preceding month. The balance, plus interest at the prime rate plus 5%, will be repayable on a monthly schedule of up to 75% of the monthly electricity billing, if the average copper price during the preceding month exceeds a threshold amount of $3.40 per pound. Any remaining deferred balance will be repayable at the end of the five year term. Accordingly, the deferred amounts have been classified as a long-term financial liability. During the three and six month period ended June 30, 2017, the Company made net repayments of $505 and $1,049 respectively to BC Hydro.

15. EQUITY

(a) Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2017	221,867
Exercise of warrants (Note 12c)	4,000
Exercise of share options	361
Common shares outstanding at June 30, 2017	226,228

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b) Share-Based Compensation

(thousands of options)	Options	Average price
Outstanding at January 1, 2017	11,941	1.74
Granted	1,911	1.25
Exercised	(361)	0.70
Expired	(2,179)	2.60
Forfeited	(12)	0.96
Outstanding at June 30, 2017	11,300	1.52

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

During the six month period ended June 30, 2017, the Company granted 1,910,500 (2016 – 2,601,000) share options to directors, executives and employees, at an average exercise price of $1.25 per common share, over a three to five year period. The total fair value of options granted was $1,165 (2016 – $442) and had a weighted average grant-date fair value of $0.61 (2016 – $0.17) per option.

The fair value at grant date of share options granted is measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

Six months ended
June 30, 2017
Expected term (years)	4.5
Forfeiture rate	0%
Volatility	61%
Dividend yield	0%
Risk-free interest rate	1%
Weighted-average fair value per option	$0.61

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”).

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs	PSUs
Outstanding at January 1, 2017	1,323,371	1,706,792
Granted	620,000	400,000
Settled	-	(242,233)
Outstanding at June 30, 2017	1,943,371	1,864,559

During the three month period ended June 30, 2017, 242,233 of the PSU’s issued to executives during the first six months of 2016, in lieu of annual incentive plan payments for 2015, were cash settled at $1.75 per unit, based on the 5-day volume weighted average price prior to the vesting date.

During the six month period ended June 30, 2017, 620,000 DSUs were issued to directors (2016 - 714,000) and 400,000 PSUs to senior executives (2016 – 1,349,292). The fair value of DSUs and PSUs granted was $1,301 (2016 - $1,080), with a weighted average fair value at the grant date of $1.27 per unit for the DSUs (2016 - $0.38 per unit) and $1.27 per unit for the PSUs (2016 ranging between $0.38 and $0.74 per unit).

A total share based compensation expense of $170 and $3,529 has been recognized for the three and six month periods ended June 30, 2017 (2016: $406 and $2,047).

16. COMMITMENTS AND CONTINGENCIES

(a) Commitments

At June 30, 2017, the Company has committed to a capital expenditure of $12 million for mine haul trucks and this equipment is expected to be acquired under capital leases during the third quarter of 2017. The Company’s share of operating commitments totaled $9,725.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

(b) Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $7,749 as at June 30, 2017.

17. SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended		Six months ended
		June 30,		June 30,
	2017	2016	2017	2016
Change in non-cash working capital items
Accounts receivable	14,392	4,633	483	2,657
Inventories	4,428	2,220	3,823	728
Prepaids	(1,431)	(1,427)	(983)	(630)
Accounts payable and accrued liabilities	4,228	(4,086)	6,668	2,106
Interest payable	(5)	(89)	(19)	(657)
Income tax paid	(1,075)	-	(1,075)	(750)
	20,537	1,251	8,897	3,454
Non-cash investing and financing activities
Share purchase warrants issued (Note 13)	-	-	1,876	-
Assets acquired under capital lease	880	-	1,042	-
Derivative liability - copper call option (Note 12c)	-	-	-	6,081
Share purchase warrants exercised (Note 12c)	-	-	(830)	830
	880	-	2,088	6,911

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

18. RELATED PARTIES

Related party transactions

	Transaction value for the		Transaction value for the
	three months ended June 30,		six months ended June 30
	2017	2016	2017	2016
Hunter Dickinson Services Inc.:
General and administrative expenses	369	382	723	775
Exploration and evaluation expenses	35	13	73	20
	404	395	796	795
Gibraltar joint venture:
Management fee income	291	220	584	454
Reimbursable compensation expenses and third party costs	12	82	39	105
	303	302	623	559

	Balance due (to) from as at
	June 30,
	2017	2016
Hunter Dickinson Services Inc.	(87)	(46)
Gibraltar Joint Venture	207	236

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (HDSI), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended June 30, 2017, the Company incurred total costs of $404 (Q2 2016: $395) in transactions with HDSI. Of these, $178 (Q2 2016: $171) related to administrative, legal, exploration and tax services, $156 related to reimbursements of office rent costs (Q2 2016: $154), and $70 (Q2 2016: $70) related to director fees for two Taseko directors who are also principals of HDSI.

For the six month period ended June 30, 2017, the Company incurred total costs of $796 (2016: $795) in transactions with HDSI. Of these, $344 (2016: $352) related to administrative, legal, exploration and tax services, $312 related to reimbursements of office rent costs (2016: $303), and $140 (2016: $140) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

19. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

	Level 1	Level 2	Level 3	Total
June 30, 2017
Financial assets designated as FVTPL
Copper put option contracts	-	79	-	79
Available-for-sale financial assets
Marketable securities	1,219	-	-	1,219
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,742	-	-	30,742
	31,961	79	10,333	42,373
December 31, 2016
Financial assets designated as FVTPL
Copper put option contracts	-	155	-	155
Available-for-sale financial assets
Marketable securities	1,419	-	-	1,419
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,535	-	-	30,535
	31,954	155	10,333	42,442
Financial liabilities
Copper call option (Note 12b)	-	9,440	-	9,440

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at June 30, 2017.

The fair value of the senior secured notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.49% based on the relevant loans effective interest rate.

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a Level 3 instrument, are valued based on a third party transaction.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

Commodity Price Risk

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable. The table below summarizes the impact on revenue and receivables for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

As at June 30,
2017
Copper increase/decrease by US$0.26/lb.[1,2]	4,780

1The analysis is based on the assumption that the period-end copper price increases 10% with all other variables held constant. The closing exchange rate for the quarter ended June 30, 2017 of CAD/USD 1.2977 was used in the analysis.
2At June 30, 2017, 14 million pounds of copper in concentrate were exposed to copper price movements.

20. SUBSEQUENT EVENT

Subsequent to June 30, 2017, the Company purchased copper put option contracts for a total of 30 million pounds of copper with maturities spread evenly over the fourth quarter of 2017 and the first quarter of 2018 at a strike price of US$2.70 per pound. The total cost of these put options was $2,026.